UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

1020265

04025287

April 2, 2004

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4/2/2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Sabre Holdings Corporation
Incoming letters dated January 23, 2004 and February 14, 2004

Dear Mr. Chevedden:

This is in response to your letters dated January 23, 2004 and February 14, 2004 concerning the shareholder proposal submitted to Sabre by John Chevedden. On January 28, 2004, we issued our response expressing our informal view that Sabre could exclude the proposal from its proxy materials for its upcoming annual meeting. We received your letter dated January 23, 2004 after we issued our response. In your letter dated February 14, 2004, you have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Nils H. Okeson
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

PROCESSED
APR 26 2004
THOMSON
FINANCIAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 | 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to Alston & Bird LLP No Action Request
Sabre Holdings Corp. (TSG)
Poison Pill Proposal

Ladies and Gentlemen:

This is in rebuttal to the company no action request.

The exact same number of shares of company stock is held today that met the $2000 threshold for rule 14a-8 proposals submitted to the company and published in 2002 and 2003 company definitive proxies. This is verified by:
Sabre Holdings Corporation (March 18, 2002), with no action request by Gibson Dunn & Crutcher LLP
Sabre Holdings Corporation (March 20, 2003) with no action request in a voluminous file by Gibson Dunn & Crutcher LLP

The company does not claim that in any of its cited cases such as Deere & Company, that the proponent at the time of the Staff Response letter, still held the exact same number of shares and those exact same shares were more than adequate for shareholder proposals for the two most recent company definitive proxies.

I do not believe that SLB 14 is intended to exclude a method of establishing a significant long-term stock holding which is actually referred to in SLB 14 in regard to the value of continuously-held stock over a period of one year.

Division of Corporation Finance:
Staff Legal Bulletin No. 14

C. Questions regarding the eligibility and procedural requirements of the rule

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

The above SLB 14 text is not explicit in stating that this is the only means to meet the specified criteria:

... requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year ...

The proposal submitted to the company meets the above criteria and has continuously met this criteria for more than two years.

I do not believe the intent of rule 14a-8 is to reward a company for a decline in its stock price in a rising market. The following transcript quote highlights how companies can escape rule SLB 14 accountability through a decline in stock price. However, the issue here is more serious because the company stock has declined in a rising market while the following quote is addressed to declining stock prices in a declining market.

MCGURN: Overall, **we're expecting shareholder proposal activity to be a little bit down** from last season. There are several reasons for this drop. Some of it is September 11th related. I've heard from small investors who have been fairly busy proponents in recent years that they aren't willing to travel this year. Conversely a lot of them - given what's happened in the market over the last couple of months - got pushed down below the $2000 ownership level required to submit a proposal.

Source:
"Shareholder Proposals: What to Expect in the 2002 Proxy Season"
Teleconference Transcript - Tuesday, November 27, 2001
http://www.realcorporatelawyer.com/misc/teletran.html

I believe there is a social policy issue here that companies should not be rewarded for a declining stock price in the no action process particularly in regard to shareholders who own company stock more than two-times the length of ownership threshold. The following is an example of recognition of social policy issue concerns:

Division of Corporation Finance:
Staff Legal Bulletin No. 14A

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 12, 2002

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant **social policy** issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

The company does not claim that in any of its cited cases such as Deere & Company, that the proponent at the time of the Staff Response letter, still held the exact same number of shares and those exact same shares were more than adequate for shareholder proposals for the two most recent company definitive proxies.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc:
William Hannigan

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors increase shareholder rights and take the steps necessary so that each director is elected annually. (Does not affect the unexpired terms of directors.)

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003. I believe that shareholder rights are increased if we can vote on each director annually instead of waiting three years.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

Source: "Take on the Street" by Arthur Levitt

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

I believe it is unfounded the concern expressed by some that the annual election of each director could leave a company without experienced Directors. In the unlikely event that shareholders vote to replace all Directors, such a decision would express overwhelming dissatisfaction with the incumbent Directors and would reflect the need for change.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annual election of each Director. Institutional investors in general own 95% of our stock.

I hope that our Directors will make a positive response to this proposal. On the 2003 shareholder proposal calling for a Shareholder Vote Regarding Poison Pills, our Directors said they responded by stating that there would be a shareholder vote at the next annual meeting for any poison pill adopted by the Board.

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Yahoo! Finance, Quotes and Info
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

February 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to Alston & Bird LLP No Action Request
Sabre Holdings Corp. (TSG)
Poison Pill Proposal

Ladies and Gentlemen:

This is in rebuttal to the company no action request.

It is respectfully requested that this letter be considered due to the public policy considerations introduced. The Staff response letter was issued before these arguments could be made.

The exact same number of shares of company stock is held today that met the $2000 threshold for rule 14a-8 proposals submitted to the company and published in 2002 and 2003 company definitive proxies. This is verified by:
Sabre Holdings Corporation (March 18, 2002), with no action request by Gibson Dunn & Crutcher LLP
Sabre Holdings Corporation (March 20, 2003) with no action request in a voluminous file by Gibson Dunn & Crutcher LLP

The company does not claim that in any of its cited cases such as Deere & Company, that the proponent at the time of the Staff Response letter, still held the exact same number of shares and those exact same shares were more than adequate for shareholder proposals for the two most recent company definitive proxies.

I do not believe that SLB 14 is intended to exclude a method of establishing a significant long-term stock holding which is actually referred to in SLB 14 in regard to the value of continuously-held stock over a period of one year.

Division of Corporation Finance:
Staff Legal Bulletin No. 14

C. Questions regarding the eligibility and procedural requirements of the rule

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

The above SLB 14 text is not explicit in stating that this is the only means to meet the specified criteria:

... requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year ...

The proposal submitted to the company meets the above criteria and has continuously met this criteria for more than two years.

I do not believe the intent of rule 14a-8 is to reward a company for a decline in its stock price in a rising market. The following transcript quote highlights how companies can escape rule SLB 14 accountability through a decline in stock price. However, the issue here is more serious because the company stock has declined in a rising market while the following quote is addressed to declining stock prices in a declining market.

MCGURN: Overall, **we're expecting shareholder proposal activity to be a little bit down** from last season. There are several reasons for this drop. Some of it is September 11th related. I've heard from small investors who have been fairly busy proponents in recent years that they aren't willing to travel this year. Conversely a lot of them - given what's happened in the market over the last couple of months - got pushed down below the $2000 ownership level required to submit a proposal.

Source:
"Shareholder Proposals: What to Expect in the 2002 Proxy Season"
Teleconference Transcript - Tuesday, November 27, 2001
http://www.realcorporatelawyer.com/misc/teletran.html

I believe there is a social policy issue here that companies should not be rewarded for a declining stock price in the no action process particularly in regard to shareholders who own company stock more than two-times the length of ownership threshold. The following is an example of recognition of social policy issue concerns:

Division of Corporation Finance:
Staff Legal Bulletin No. 14A

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 12, 2002

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant **social policy** issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

The company does not claim that in any of its cited cases such as Deere & Company, that the proponent at the time of the Staff Response letter, still held the exact same number of shares and those exact same shares were more than adequate for shareholder proposals for the two most recent company definitive proxies.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc:
William Hannigan